Exhibit 99.41

MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1 (2) OR (3)

OF NATIONAL INSTRUMENT 51-102

Item 1.

Reporting Issuer

Chap Mercantile Inc.

1600 – 609 Granville Street

Vancouver, BC V7Y 1C3

Item 2.

Date of Material Change

March 31, 2004

Item 3.

News Release

Chap Mercantile Inc. (the "Issuer") issued a press release on March 31, 2004 through the facilities of Stockwatch and Market News.

Item 4.

Summary of Material Change

The Company has been transferred to the NEX board.

Item 5.

Full Description of Material Change

Effective at market open on Thursday, April 1, 2004, the Company was transferred to the NEX board from Tier 2 of the TSX Venture Exchange.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7.

Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

Item 8.

Executive Officer

To obtain further information contact the President, Geir Liland at 604-609-6110.

Item 9.

Date of Report

April 7, 2004

"Geir Liland"__________

Geir Liland, President